

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

   Re: Global-E Online Ltd.
     Draft Registration Statement on Form F-1
     Submitted August 27, 2021
     CIK: 0001835963

Dear Mr. Schlachet:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Salvatore Vanchieri